Exhibit 27

MARCONI’S SOFTSWITCH ENABLES
JERSEY TELECOM’S NEW VOIP SERVICE LAUNCH

Jersey Telecom becomes first European operator to deploy
Marconi’s carrier-class ‘Voice over Internet Protocol’ solution

London — 13 December 2002 — Jersey Telecom is to roll out a suite of commercial and residential broadband services based on Marconi’s (MONI) SoftSwitch platform. The telecommunication network operator is Marconi’s first customer in Europe for its SoftSwitch-based Voice over Internet Protocol (VoIP) solution. The operator intends to announce its new broadband services based on the platform in January 2003.

Marconi’s SoftSwitch is a carrier-class, next-generation, VoIP solution enabling the convergence of voice and data services onto a single packet network. The adoption of the Marconi SoftSwitch will enable Jersey Telecom to introduce broadband voice and multimedia services across all modern communications terminals, such as Plain Old Telephones (POTs), TV set-top boxes, personal computers and personal data assistants (PDAs).

“We selected the Marconi SoftSwitch XCD5000 as we believe that it is the only carrier class solution of its kind that can provide profitable revenues from Digital Subscriber Line (xDSL) services over a single, converged network,” says Jerry Rabaste, director of strategic planning at Jersey Telecom. “It will provide us with both new revenue streams and cost savings as it will allow us to combine traditional telephony with the latest broadband multimedia and high-speed data services across a single packet-based network.” “

Marconi has extensive experience in both voice and data networking. This has been consolidated to produce SoftSwitch, a truly carrier-class VoIP solution,” said Martin Harriman, chief marketing officer at Marconi. “At present, our SoftSwitch is on trial with a number of leading operators throughout Europe of which Jersey Telecom is the first to complete. We believe that it is the platform that will enable operators to combat customer churn by allowing multiple services to be delivered over a single, converged network.”

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com